Mr A Pande Accounting Branch Chief Office of Financial Services Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549 United States of America

15 May 2017

Dear Mr Pande

Re:	Lloyds Banking Group plc Form 20-F for the fiscal year ended 31 December 2016 Filed 10 March 2017 File number: 001-15246

Thank you for your letter dated 24 April 2017, setting out the Staff’s comments on the above filing of Lloyds Banking Group plc (the “2016 Form 20-F”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

Yours sincerely,

/s/ George Culmer

George Culmer

Chief Financial Officer

For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

APPENDIX

To facilitate the Staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

Form 20-F for the fiscal year ended 31 December 2016

Operating and financial review and prospects – Net interest income, page 17

We note your disclosure that “net interest income in 2016 includes a charge of £2,057 million in respect of amounts payable to unitholders in consolidated open-ended investment companies compared to a charge in 2015 of £244 million” and that the increase “reflects more favourable market conditions”. Please provide us detail of the amounts of consolidated open-ended investment companies recognized in your balance sheet and income statement as of December 31, 2016 and 2015 and for the years then ended and explain how more favourable market conditions resulted in a large net charge to net interest income. Please also revise your future periodic filings to provide additional detail and analysis of the underlying reasons for the impact of consolidated open-ended investment companies on specific income statement line items including the overall impact to your shareholders.

An open-ended investment company (OEIC) is a type of company or fund in the United Kingdom that is structured to invest in assets such as equity, property and debt issued by companies and governments, with the ability to adjust constantly its fund size. The Company uses OEICs both as a product offering for its customers and as an investment vehicle for its unit-linked and with-profits insurance contracts; in the latter case the OEICs can be managed by the Group or by third parties.

An extract from the Group’s accounting policy for OEIC consolidation (included within note 2(A)(1) on page F-10 of the 2016 Form 20-F) is set out below for convenience:

The Group consolidates collective investment vehicles if its beneficial ownership interests give it substantive rights … Where a collective investment vehicle is consolidated the interests of parties other than the Group are reported in other liabilities and the movement in these interests in interest expense.

Consolidated OEICs are recognised on a line-by-line basis and have the effect of grossing up the Group’s balance sheet and income statement. For an unconsolidated OEIC, the Group recognises only its investment in the OEIC; for a consolidated OEIC, the Group recognises the OEIC’s underlying assets and liabilities and, as noted above, the interests of parties other than the Group are recognised in other liabilities. A similar approach is taken with the income statement, for a consolidated OEIC, the Group recognises the underlying income and expenses of the OEIC and the amounts accruing to third party investors of the OEIC are recognised within interest expense.

As the Company’s investment in OEICs is made through its unit-linked and with-profits contracts, the gain or loss that is not attributable to third party investors is for the account of the policyholders of these funds, rather than the Company’s ordinary shareholders, and is treated as an increase or decrease in policyholder liabilities and recognised within insurance claims in the Company’s consolidated income statement.

During 2016 and 2015, the following amounts1 were recognised by the Group as a result of consolidating OEICs:

	2016	2015
	£m	£m
Income statement
Amounts payable to external unitholders	(2,057)	(244)
Other net interest income	106	118
Total net interest income	(1,951)	(126)
Other income	11,630	1,008
Insurance claims	(9,525)	(799)
Operating expenses	(84)	(21)
Tax charge	(70)	(62)
Attributable to ordinary shareholders	-	-

Balance sheet
Assets
Investment properties	3,401	3,749
Trading and other financial assets at FVTPL	76,994	66,958
Derivatives	81	79
Loans and advances to banks	16,298	17,763
Tangible fixed assets	14	16
Other assets	594	905
Total assets	97,382	89,470

Liabilities
Deposits from banks	433	836
Derivatives	77	66
Liabilities arising from insurance and investment contracts	73,520	65,217
Unitholders’ interest in the OEICs	22,947	22,621
Other liabilities	405	730
Total liabilities	97,382	89,470

1 Excludes amounts that the Group has placed with short-term money market funds as part of its liquidity management. At 31 December 2016, the Group’s investment in these funds was £3,932 million (31 December 2015: £3,177 million); these investments generated interest income of £29 million during the year ended 31 December 2016 (2015: £23 million).

The external unitholders’ interests in the open-ended investment companies consolidated by the Company at 31 December 2016 were £22,947 million (31 December 2015: £22,621 million). These amounts are disclosed in note 35 on page F-47 of the 2016 Form 20-F.

The large charge to net interest income arises because, as disclosed in the Company’s accounting policies, the movement in the interests of external unitholders of the OEICs consolidated by the Company is recognised in interest expense. In 2016, the favourable market conditions led to an increase in the value of the underlying investments of the OEICs, which in turn increased the value of the units in the OEICs held by external unitholders – this increase in value is recognised by increasing the liability due to unitholders (in other liabilities) and recording a charge in interest expense.

Within the financial statements the Company already provides disclosure on amounts payable to external unitholders in its consolidated OEICs (note 5) and the financial assets carried at fair value through profit or loss that are backing insurance and investment contracts (note 15) as well as information on insurance claims and insurance liabilities.

The Company provides disclosure on the impact of its insurance funds on other income within its Operating and Financial Review and Prospects, but will expand this disclosure further in future Form 20-F filings to provide more information on the underlying reasons for these movements:

The Company will revise its future Form 20-F filings to include the following or similar disclosure within its Operating and Financial Review and Prospects to provide further clarity on the underlying reasons for the movements in net interest income arising from the Company’s consolidated OEICs:

In 2017, the Group recognised £● million (2016: £ ● million) that was attributable to third party investors in respect of its consolidated OEICs as a result of [underlying reasons for movements in OEIC valuations in 2017] and as a result of gains ranging from ● per cent to ● per cent in European and other equity markets and gains of approximately ● per cent in fixed income indices in 2016. The change in population of consolidated OEICs in 2017 to 2016 [did not have a significant impact / explanation of impact]. Amounts recognised that are attributable to third party investors have no impact on the Company’s ordinary shareholders as a compensating charge is recognised in net interest income, reflecting the amounts payable to the OEIC unitholders.

Comment 2

Form 20-F for the fiscal year ended 31 December 2016

Regulation, page 180

You disclose that you engage, or have engaged, in transactions with counterparties in countries which the U.S. State Department designates as state sponsors of terrorism, including Syria and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your letter to us dated October 31, 2014, whether through subsidiaries, affiliates, customers or other direct or indirect arrangements. You should describe any products, technology or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Lloyds Banking Group remains committed to complying with its legal and regulatory responsibilities in relation to financial and trade sanctions, including those administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and has no appetite for non-compliance.

Since 2008, the Group has adopted a policy of restricting dealings (either on its own account or on behalf of its customers) with Syria and Sudan (together the “Selected States”), over and above any legislative requirements. The Group does not have, and does not anticipate having, a physical presence in any of the Selected States.

US dollar monetary figures are provided in this response to give an aggregated representation of value using a single currency relevant to the SEC; however the underlying business referred to was not necessarily conducted in US dollars. To the best of the Group’s knowledge and belief, throughout the periods covered by these responses, payments and other transactions in US dollars have been made only in full compliance with relevant legislation and under licence where appropriate.

The Group engages, or has engaged, in a limited amount of business with counterparties in the Selected States. The Group estimates that the total value of the Group’s business in respect of the Selected States at 31 December 2016 was approximately 0.00027 per cent of the Group’s total assets and the Group’s revenue in respect of the Selected States was approximately 0.00007 per cent of its total income, net of insurance claims.

In respect of these Selected States, the Group continues to reduce its outstanding exposures which have arisen through historical business activity. The table below sets out the Group’s total value of activities and total revenue earned from business activities in respect of the Selected States for each year since 2014:

	Total value	Total
	of activities[1]	revenue
	$	$
2014	6,570,000	30,000
2015	5,763,000	18,000
2016	3,460,000	18,000
Reduction since 2014	3,110,000	12,000
(% reduction)	(47%)	(40%)

________________

1These amounts for Syria and Sudan only represent the value of guarantees outstanding, balances on credit, debit and charge cards, amounts outstanding under mortgages and other loan agreements together with the value of payment transfers processed.

The Group now conducts only limited business involving the Selected States and intends to engage in new business in such jurisdictions only in very limited circumstances where the Group is satisfied concerning legal, compliance and reputational issues.

In respect of contacts with the governments of the Selected States or entities controlled by these governments, these contacts are, to the best of the Group’s knowledge and belief, detailed below. To the extent that contact with governments of the Selected States or entities controlled by these governments is identifiable, that contact is not material to the Group’s overall business.

The nature of the Group’s contact with the Selected States during the fiscal year ended 31 December 2016 is summarised below:

Commercial Banking business

The Group’s Commercial Banking business provides banking and related services for major UK and multinational corporations and financial institutions, and small and medium-sized UK businesses.

Guarantees (including letters of credit and other trade finance contracts)

At the end of 2016, the Group’s Commercial Banking businesses held seven guarantees with an aggregate nominal value of approximately $382,000 involving Syria. This represents a reduction since the Group’s letter to you in 2014. The majority of the remaining contracts have no fixed expiry date or have a contractual ability for extension by the customer. Additionally, the Group has found that the counterparties to a number of the guarantees are unwilling to terminate the guarantees. As a result, the Group cannot reliably establish the duration of the run-off exposure for these contracts. However, it is not currently anticipated that the Group will enter into any future guarantees involving the Selected States.

Credit, debit and charge cards

During 2016, no wholesale customers used Lloyds Banking Group issued credit, debit or charge cards to make any transactions in the Selected States.

Payments

During 2016, Commercial Banking customers made a number of payments to and from the Selected States. In aggregate these were: nine payments to and from Syria totalling approximately $7,000 and twenty-five payments to and from Sudan totalling approximately $1,200,000. These transactions were processed in support of the customers’ business in compliance with relevant sanctions legislation, under a licence if required. These payments are exceptions to the Group’s Sanctions and Related Prohibitions Policy referred to below, and were managed through a waiver process.

Retail businesses

The information below includes amounts in respect of the Group’s business banking and wealth business in Guernsey, Jersey, Isle of Man and Gibraltar.

The Group provides banking, mortgages and other financial services to personal customers in the UK and the islands. Where accounts or products are held for residents of the Selected States, these predominantly represent legacy business entered into prior to 2009 with the following: individuals temporarily resident in the Selected States (e.g. employees of the United Nations or Her Majesty’s Government); individuals with dual residency; and individuals who have moved to a Selected State. The Group is attempting to reduce this small exposure and Group Policy prohibits the opening of new accounts for residents of the Selected States.

Current and Savings accounts

As at the end of 2016, the retail businesses held a number of accounts for individuals resident in one of the Selected States. In total the number of accounts and approximate aggregate account balances as at the end of 2016 were: 199 residents of Syria ($329,000 balance) and 298 residents of Sudan ($487,000 balance).

Mortgages

As at the end of 2016, the retail businesses held a small number of mortgages on UK residential properties for individuals resident in the Selected States. In total the number of mortgages and approximate aggregate outstanding balances as at the end of 2016 was three residents of Sudan ($318,000 owning).

Credit and debit cards

During 2016, no retail customers used Lloyds Banking Group issued credit and debit cards in either Syria or Sudan.

Payments

During 2016, retail customers made a number of payments to the Selected States. In aggregate these were: one payment to Syria totalling approximately $2,000 and two payments to Sudan totalling approximately $15,000.

In addition, retail customers received five payments from Syria totalling approximately $42,000 and twenty seven payments from Sudan totalling approximately $79,000. These transactions were processed in support of the customer in compliance with relevant sanctions legislation, under a licence if required. These payments are exceptions to the Group’s Policy and were managed through a waiver process.

The Group provides private banking, wealth and asset management in the UK and overseas and corporate, commercial and retail banking services outside the UK.

Guarantees (including letters of credit and other trade finance contracts)

As at the end of 2016, the Group’s Wealth and International businesses held one guarantee with a total nominal value of approximately $6,000 involving Syria. The Group has found that the counterparty is unwilling to terminate the guarantee and is enforcing contractual extensions. As a result, the Group cannot reliably establish the duration of the run-off exposure for this guarantee. However, it is not anticipated that the Group will in future enter into any new guarantees involving the Selected States. To the extent that this guarantee involves Syrian state-owned banks, they represent a ‘contact’ with the government of Syria.

Insurance

Insurance offers life assurance, pensions and investment products in the UK and Europe, and provides general insurance to personal customers in the UK. Where insurance, investment or pension products are held for residents of the Selected States, these predominantly represent legacy business entered into prior to 2009 with the following: individuals temporarily resident in the Selected States (e.g. employees of the United Nations or Her Majesty’s Government); individuals with dual residency; and individuals who have moved to a Selected State.

Assurance, Pensions, Investment and Insurance

As at the end of 2016, the Group held assets for individuals and entities based in, or associated with one of the Selected States. The approximate aggregate value of these assets held as at the end of 2016 was: $429,000 in respect of Syria; and $164,000 in respect of Sudan. The Insurance business is unable to divest itself of these assets as it is obligated under UK pensions legislation to retain these schemes in order to protect the interests of the individual pension scheme members.

Except as otherwise indicated, the information presented above includes business for which the Group has been able to ascertain an identifiable nexus with one of the Selected States, whether or not any of the parties involved in such business are located or incorporated in a Selected State or are or are not a direct counterparty of the Group. The Group generally records income and other financial data by reference to the office or operation that initiates the relevant business, rather than the nationality or location of its customers. Due to the lack of a physical presence in any of the Selected States and limited nature of the Group’s contacts with such states, the Group does not routinely maintain specific records of income, assets or liabilities associated with such contacts in respect of the Selected States.

Due to the extensive manual collection involved (with the inherent risk of some inaccuracies that manual collections brings), the figures above are approximate. Notwithstanding this, the Group has no reason to believe that actual amounts would be materially impacted.

The Group’s reduction in dealings detailed above is reflected in a Group-wide Sanctions and Related Prohibitions Policy. Exceptions to this Policy are managed through a case-by-case waiver process. Such exceptions include situations where legacy relationships need to be exited in line with contractual agreements and one-off payments are made to close accounts or for the receipt of salary for a resident of Syria or Sudan.

Comment 3

Form 20-F for the fiscal year ended 31 December 2016

Regulation, page 180

Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. We note your quantitative disclosure regarding business in these countries. Also, address for us materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

We have considered the views of the state and municipal governments and universities that have adopted the divestment initiatives referenced above. However, as the Group conducts only limited business with the Selected States in accordance with all applicable laws, has exceeded its legal and regulatory responsibilities in restricting its dealings with the Selected States, and continues to reduce its outstanding exposures in those countries, the Group believes that its de minimis contacts should not affect the Group’s reputation or otherwise be material to investors.

As a comparison of the figures above to the Group’s total assets and revenue demonstrates, the Group’s contacts with Syria and Sudan are minimal. As stated above, the Group estimates that the total value of the Group’s business in respect of the Selected States at 31 December 2016 was approximately 0.00027 per cent of the Group’s total assets and the Group’s revenue in respect of the Selected States was approximately 0.00007 per cent of its total income, net of insurance claims.

The Group has reduced the total value of its activities in respect of the Selected States by $3.1 million (or 47 per cent) and the revenue earned from such activities by $12,000 (or 40 per cent) since 2014. The Group does not consider that these contracts are material or constitute a material investment risk for its security holders.